UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               Tel-Save.com, Inc.
                       (formerly, Tel-Save Holdings, Inc.)
                       -----------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    879176105
                                 --------------
                                 (CUSIP Number)

                                November 5, 1998
             ------------------------------------------------------
             (Date of Even Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( )  Rule 13d-1(b)
(x)  Rule 13d-1(c)
( )  Rule 13d-1(d)


                               (Page 1 of 6 Pages)

CUSIP No. 879176105                   13G                      Page 2 of 6 Pages

--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON                                           Mark Pavol
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [ ]
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) CITIZENSHIP OR PLACE OF ORGANIZATION                                     U.S.
--------------------------------------------------------------------------------
NUMBER OF     5)  SOLE VOTING POWER                                    4,431,142
SHARES        ------------------------------------------------------------------
BENEFICIALLY  6)  SHARED VOTING POWER                                          0
OWNED BY      ------------------------------------------------------------------
EACH          7)  SOLE DISPOSITIVE POWER                               4,431,142
REPORTING     ------------------------------------------------------------------
PERSON WITH   8)  SHARED DISPOSITIVE POWER                                     0
--------------------------------------------------------------------------------
9)  AGGREGATE AMOUNT BENEFICIALLY OWNED                                4,431,142
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
10) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                        8.4%
--------------------------------------------------------------------------------
12) TYPE OF REPORTING PERSON:                                                 IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer:
----------  ---------------
            Tel-Save.com, Inc. (formerly, Tel-Save Holdings, Inc.)

Item 1(b).  Address of Issuer's Principal Executive Offices:
----------  ------------------------------------------------
                           6805 Route 202, New Hope, PA  18938

Item 2(a).  Name of Person Filing:
----------  ----------------------
                                    Mark Pavol

Item 2(b).  Address of Principal Business Office:
----------  -------------------------------------
                               1 Cavalier Court
                               Ringoes, New Jersey  08551

Item 2(c).  Citizenship:
----------  ------------
                               United States

Item 2(d).  Title of Class of Securities:
----------  -----------------------------
                               Common Stock

Item 2(d).  CUSIP Number:
----------  -------------
                               879176105



                                Page 3 of 6 Pages

          If this  statement is filed  pursuant to Rule  13d-1(b) or 13d-2(b) or
Item 3.   (c), check whether the person filing is a:
-------   -----------------------------------------
(a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act.
(b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.
(c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.
(d) [ ] Investment company registered under Section 8 of the Investment Company Act.
(e)  [ ]  An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) [ ] A church plan that is excluded form the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)  [ ]  Group, in accordance with Rule 13d-1(b)1)(ii)(J).

Item 4.  Ownership.
-------  ---------
(a)      Amount Beneficially Owned:                                   4,431,142
(b)      Percent of Class:                                                 8.4%
(c)      Number of Shares to which such person has:
         (i)   Sole power to vote or direct
               the vote:                                              4,431,142
         (ii)  Shared power to vote or direct
               the vote:                                                      0
         (iii) Sole power to dispose or to direct
               the deposition of:                                     4,431,142
         (iv)  Shared power to dispose or to
               direct the disposition of:                                     0



                                Page 4 of 6 Pages

Item 5.  Ownership of Five Percent or Less of a Class.
-------  ---------------------------------------------
     If this statement is being filed to report the fact that as of the date of the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
-------  ---------------------------------------------------------------

     On November 5, 1998, the Reporting Person became sole trustee of the D&K Grantor Retained Annuity Trust (formerly, the Borislow Family Grantor Retained Annuity Trust), which beneficially owns 4,361,999 shares of Common Stock of Tel-Save.com, Inc. (formerly Tel-Save Holdings, Inc.). The Trust has increased its beneficial ownership by 361,999 shares since its last filing. The Trust is required to make payments over a three year period to the Grantor, Daniel Borislow, and then distribute any remaining Trust assets to the Grantor's children. The Reporting Person has sole power to vote and dispose of the shares of Common Stock that the Grantor transferred to the Trust. The Grantor has no beneficial ownership of the shares held by the Trust.

         Identification  and Classification of the Subsidiary Which acquired the
Item 7.  Security Being Reported on By the Parent Holding Company
-------  --------------------------------------------------------

                                 Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
-------  ----------------------------------------------------------

                                 Not Applicable.

Item 9.  Notice of Dissolution of the Group.
-------  -----------------------------------

                                 Not Applicable.



                                Page 5 of 6 Pages

Item 10.  Certification.
--------  --------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        November 18, 1998
                                                  ------------------------------
                                                              Date

                                                  /s/ Mark Pavol
                                                  ------------------------------
                                                           Signature

                                                  Mark Pavol
                                                  ------------------------------
                                                           Name/Title


                                Page 6 of 6 Pages